VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

July 12, 2018	Sachin Kohli +1 (212) 310-8294 sachin.kohli@weil.com

Attn: Dorrie Yale, Irene Paik

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Fidelity National Financial, Inc.
Registration Statement on Form S-4
Filed on May 30, 2018
File No. 333-225287

Ladies and Gentlemen,

I am writing on behalf of Fidelity National Financial, Inc. (the “Company” or “FNF”) in response to the comments of the staff in the Office of Healthcare & Insurance in the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 26, 2018 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4, as filed with the Commission on May 30, 2018 (the “Registration Statement”).  The responses are based on information provided to us by the Company and by Stewart Information Services Corporation (“Stewart”).

This letter and the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”) are being filed with the Commission electronically via the EDGAR system today.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. Terms used and not defined herein, but defined in Amendment No. 1, have the meanings given to such terms in Amendment No. 1.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Background of the Mergers, page 64

1.                                     You state that Stewart’s senior management and board periodically review various strategic alternatives as part of Stewart’s ongoing efforts to strengthen its overall business. Please disclose what led to Stewart’s determination to retain Citi in May 2017.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 65-66 of Amendment No. 1.

2.                                     Please expand the disclosure regarding Stewart’s initial discussions with Party A, prior to Stewart’s receipt of Party A’s November 17, 2017 letter. Please also expand your disclosure regarding the various discussions between Party A and Stewart that took place after the receipt of the letter relating to material terms of a potential transaction.

RESPONSE:

In preparing this disclosure, we did so keeping in mind that Stewart’s negotiations with Party A in connection with this transaction generally differed from its negotiations with the other parties in that its negotiations with Party A concerned a potential acquisition of Party A by Stewart, while Stewart’s negotiations with the other parties largely concerned a potential sale of Stewart as is customary in “Background of the Merger” disclosure generally.  In our initial disclosure, we elected to include certain disclosures regarding Stewart’s negotiations with Party A notwithstanding the fact that the potential transaction under discussion with Party A involved an acquisition by, rather than a sale of, Stewart in order to contextualize the full array of strategic alternatives that Stewart’s board and management was considering during its discussions with FNF and the other parties with which Stewart was discussing a potential sale transaction.

In addition, in response to the Staff’s request, we have revised the disclosure on pages 66-68, 70 and 72-75 of Amendment No. 1 to provide certain additional information regarding Stewart’s negotiations with Party A so as to provide Stewart’s stockholders with even more context regarding these negotiations and the acquisition opportunity involving Party A generally.  See also in this respect the additional disclosure added on pages 79-80 of Amendment No. 1 in response to the Staff’s comment No. 4 below.

3.                                     You state in the first full paragraph on page 68 that Citi received communications from five parties regarding a potential transaction, but Stewart only entered into confidentiality agreements with three of them. Please revise to clarify why Stewart did not enter into agreements with the other two parties, and whether they were potential strategic or financial acquirors. Please also disclose whether there were any discussions with Party E other than providing diligence materials, and whether Parties D and E provided an explanation regarding why they were no longer interested in pursuing a transaction with Stewart.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 69-70 of Amendment No. 1.

4.                                     Please expand your disclosure to explain why the Stewart board did not find a transaction with Party A to be favorable, and why it did not further pursue a transaction with Party A that could result in consensus support among the board. We also note that you state in the penultimate paragraph on page 77 that the Stewart board determined to delay its decision regarding whether to engage a second financial advisor pending further developments in the strategic alternatives review process. Please revise to disclose the discussions regarding this issue following the completion of the strategic alternatives review process. Please also disclose whether there were any discussions with Party A, or relating to the Party A projections, following the January 5 meeting.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 79-80 of Amendment No. 1.

5.                                     You state in the first full paragraph on page 76 that the Stewart board determined that Party F’s proposal did not offer sufficient value as compared to its other strategic alternatives proposed by other parties, and in the first paragraph on page 77 that the Stewart board agreed it would not engage in further discussions with Party F until Party F made a different proposal. You then state that a discussion with Party F occurred on January 23, 2018. Please revise to disclose what changes caused Stewart to re-engage negotiations with Party F, the terms of the potential transaction discussed on that date and why the Stewart board ultimately determined not to pursue a transaction with Party F.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 76 and 81 of Amendment No. 1.

6.                                     Please explain whether discussions with Party G extended beyond the negotiation of a confidentiality agreement, and if so, the nature of those discussions.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 81-82 of Amendment No. 1.

7.                                     You state on page 84 that the Stewart board considered other strategic alternatives available to Stewart, including remaining as an independent company. Please expand your discussion to disclose these considerations (including its consideration of the alternative growth plan, which, based on your disclosure on page 82, appears to depend partially on potential acquisitions).

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 85-86 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences of the Mergers, page 103

8.                                     We note your statement that it is intended that the mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Please revise the disclosure in this section and elsewhere as appropriate to provide a firm conclusion regarding the material federal income tax consequences to investors and file a tax opinion as required by Item 601(b)(10) of Regulation S-K. Additionally, clearly state that the conclusion is the opinion of counsel and remove statements that assume the material tax consequences at issue (e.g., “intended to qualify” as a reorganization). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE:

In response to the Staff’s request, we have revised the disclosure on pages 8, 17, 31 and 107-109 of Amendment No. 1. The Form of Opinion of Davis Polk & Wardwell LLP regarding certain federal income tax matters is filed as Exhibit 8.1 to Amendment No. 1.

Incorporation by Reference, page 245

9.                                     Please revise this section to include all the current reports on Form 8-K filed by Stewart since the end of its fiscal year.  Refer to Item 11(a)(2) of Form S-4.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 241 to include all the current reports on Form 8-K filed by Stewart since the end of its fiscal year.

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If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:                                Michael Gravelle, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

John D. Amorosi, Esq.

Davis Polk & Wardwell LLP